

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

     Re: **Pagaya Technologies Ltd.**
               Amendment No. 1 to Registration Statement on Form F-4
               Exhibit No. 10.15
               Filed May 9, 2022
               File No. 333-264168

Dear Mr. Krubiner:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance